EXHIBIT 99.03


______________ __, 20___


TO:      [FULL NAME]

RE:      AIP Performance Award


We are very pleased to announce the grant of this Performance Award in accordance with the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan (as may be amended from time to time, the "2001 Plan"), a copy of which you may access electronically on the RHD Intranet under "Human Resources". Unless otherwise defined herein, the terms defined in the 2001 Plan have the same defined meanings in this letter (this "Award Document").

AIP Performance Measures
------------------------
The Annual Incentive Program ("AIP") is based on the financial performance of the Company overall and/or your business unit during the ___________ fiscal year (the "AIP Performance Period"). Your target award is __% of your current base salary and the performance measures and targets for your award are:


Performance Measure                             Threshold     Paid at         Target       Paid at   Paid at
-------------------                             ---------     -------         ------       -------   -------
                                  Weighting     Paid at 25%     50%        Paid at 100%      150%      200%
                                  ---------     -----------     ---        -----------       ----      ----
Operating Income                      %              $            $              $            $          $
Gross Advertising Sales               %              $            $              $            $          $
Diluted Earnings Per Share            %              $            $              $            $          $


Operating Income and Gross Advertising Sales are in millions

There is no maximum award. The payout is straight-line interpolated between each level, and above 200%. No amount will be payable with respect to a given performance measure if the threshold performance is not achieved.

Payout
------
Termination of Employment: Upon your termination of employment before the end of the AIP Performance Period, your Performance Award hereunder will terminate, except that in the case of your death, Disability (as defined below), Retirement (as defined below), assignment to a different position for which you become no longer eligible to receive an AIP award, grant of a leave of absence or other termination of employment (other than for Cause or as a result of your voluntary termination), the Committee may determine, in its sole and absolute discretion, to pay to you a pro rata portion of this Performance Award, based on the period of your actual participation and based on the Company's actual financial performance against the above referenced performance measures during the full AIP Performance Period, such amount (if any) to be paid to you after the end of the AIP Performance Period.

The term "Disability" shall have the meaning defined for such term in the long-term disability plan of the Company, as in effect from time to time, and the term "Retirement" shall mean your termination after your attaining (i) age 55 years with 10 years of service with the Company or any of its subsidiaries or affiliates or (ii) age 65 years without regard to years of such service.

Effect of a Change in Control: Notwithstanding the foregoing, if in connection with a Change in Control you Retire, are assigned to a different position for which you become no longer eligible to receive an AIP award, are placed on a leave of absence or your employment is terminated for any other reason (other than for Cause or as a result of your voluntary termination) before the end of the AIP Performance Period, then you shall be entitled to receive your AIP payout based on the Company's actual financial performance against the above referenced performance measures for the full AIP Performance Period, without proration, as if you had continued to be employed for the full AIP Performance Period. In the event that, in the sole and absolute discretion of the Committee, such actual financial performance cannot be accurately measured against such performance measures, your AIP payout shall be no less than 100% of your target Award. Except as specifically provided for in this "Effect of a Change in Control" provision, in connection with a Change in Control, this Performance Award will be subject to Section 10 of the Plan (including without limitation Section 10(e) of the Plan).

Termination for Cause or Voluntary Termination: If your employment is terminated by the Company for Cause or if you voluntarily terminate your employment, in either case at any time before your payout under this Performance Award, then you will forfeit this Performance Award in its entirety and will receive no payment thereunder.

Time of Payout: You will receive your AIP payout as soon as reasonably practicable after the end of the AIP Performance Period in respect of which it has been earned and after approval by the Committee.

Miscellaneous
-------------
This Performance Award will not be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of you to any party (other than the Company or its subsidiary or affiliate), or assigned or transferred by you, other than by will or the laws of descent and distribution or to a Beneficiary upon your death. A Beneficiary, transferee or other person claiming any rights under the 2001 Plan from or through you will be subject to all terms and conditions of the 2001 Plan and this Award Document, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

This Performance Award is subject to forfeiture under certain circumstances in accordance with Section 11 of the 2001 Plan.

The decisions of the Committee (or, the Board, as may be applicable) as to the computation of various AIP performance measures and other determinations to be made with respect to this Performance Award will be final, binding and conclusive on you, the Company and any other interested person.

ANY PAYMENT UNDER THIS PERFORMANCE AWARD IS EARNED ONLY BY CONTINUING AS AN EMPLOYEE AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED OR BEING GRANTED THIS PERFORMANCE AWARD). THIS AWARD DOCUMENT AND THE PAYOUT SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF EMPLOYMENT FOR ANY PERIOD OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH YOUR RIGHT TO TERMINATE OR THE COMPANY'S RIGHT TO TERMINATE YOUR EMPLOYMENT AT ANY TIME, WITH OR WITHOUT CAUSE.

The Company and any subsidiary or affiliate is authorized to withhold from any payment relating to this Performance Award amounts of withholding and other taxes due or potentially payable in connection with any transaction involving this Performance Award, and to take such other action as the Committee may deem advisable to enable you and the Company to satisfy obligations for the payment of withholding taxes and other tax obligations relating to this Performance Award.

The validity, construction and effect of this Award Document will be determined in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law, and applicable provisions of federal law. Any modification of this Award Document must be in writing signed by the Company (oral statements by any person cannot modify this Award Document).

Please let me know if you have any questions.

Sincerely,


-------------------------
Name:
Title: